Exhibit 99.2

Avricore Health Inc.

Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Avricore Health Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Avricore Health Inc. and its subsidiaries (the “Company”), which comprise the consolidated statement of financial position as at December 31, 2019, and the consolidated statements of operations and comprehensive loss, changes in equity (deficiency) and cash flows for the year ended December 31, 2019, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2019 and its financial performance and its cash flows for the year ended December 31, 2019 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a working capital deficit and has accumulated losses since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Other Matter

The consolidated financial statements for the year ended December 31, 2018, which are presented for comparative purposes, were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on May 30, 2019.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia

April 29, 2020

We have served as the Company’s auditor since 2019.

Avricore Health Inc.

Consolidated Statements of Financial Position

As at December 31, 2019 and 2018

(Expressed in Canadian Dollars)

	Note	2019	2018
		$	$
ASSETS

Current Assets
Cash and cash equivalents		13,799	84,442
Accounts receivable	5	15,474	280,280
Prepaid expenses	6	179,123	286,246
Inventories	7	-	102,499
		208,396	753,467

Equipment	9	-	21,005
Intangible assets	10	3	425,733
Total Assets		208,399	1,200,205

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	11	652,460	314,239
Lease liabilities	12	21,390	-
		673,850	314,239

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	13	21,400,106	20,783,372
Subscription		10,000	-
Shares to be issued	4	100,000	211,167
Reserves	13	5,358,462	5,119,838
Deficit		(27,334,019)	(25,228,411)
		(465,451)	885,966
Total Liabilities and Shareholders’ Equity (Deficiency)		208,399	1,200,205

Nature of operations and going concern (Note 1)

Segmented information (Note 19)

Subsequent events (Note 23)

Approved and authorized on behalf of the Board of Directors on April 29, 2020.

        “Hector Bremner”              “David Hall”

Hector Bremner, DirectorDavid Hall, Chairman

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2019 and 2018

(Expressed in Canadian Dollars)

	Note	2019	2018
		$	$

Revenue		33,000	15,295

Cost of sales		18,502	16,258
Gross profit (loss)		14,498	(963)

Expenses
Amortization		180,469	526,243
Consulting	17	509,734	494,783
General and administrative	15	198,837	377,690
Management Fees	17	175,000	150,000
Professional fees	17	219,948	268,621
Marketing and communications	14	247,243	283,587
Share-based compensation	17	86,420	372,137
		1,617,651	2,473,061
Other income (expense)
Finance costs		(5,144)	(102)
Interest income		405	1,715
Gain on settlement of debt		3,058	5,119
Write-down of intangible assets	10	(313,514)	(946,173)
Write-down of equipment		-	(45,114)
Other income		2,096	438
Net loss from continuing operations		(1,916,252)	(3,458,141)

Loss from discontinued operations	16	(189,356)	(678,661)

Net loss and comprehensive loss for the year		(2,105,608)	(4,136,802)

Basic and Diluted Loss Per Share
Continuing operations		(0.04)	(0.10)
Discontinued operations		(0.00)	(0.02)
		(0.04)	(0.12)
Weighted Average Number of Common Shares Outstanding		47,292,091	33,869,642

Segmented information (Note 19)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Consolidated Statements of Changes in Equity (Deficiency)

(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Shares to be Issued	Shares Subscribed	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$	$	$
Balance, December 31, 2017	27,860,623	18,340,491	973,333	-	221,388	4,054,494	(21,091,609)	2,498,097
Shares issued for cash	5,327,335	771,504	-	-	9,332	-	-	780,836
Exercise of warrants	2,975,500	603,310	-	-	(8,210)	-	-	595,100
Exercise of stock options	131,000	69,001	-	-	-	(40,181)	-	28,820
Shares issued for services	233,450	43,915	11,167	-	-	-	-	55,082
Acquisition of HealthTab Inc.	2,666,667	773,333	(773,333)	-	-	-	-	-
Acquisition of Corozon Platform	909,090	181,818	-	-	-	-	-	181,818
Acquisition of distribution rights	-	-	-	-	510,878	-	-	510,878
Share-based compensation	-	-	-	-	-	372,137	-	372,137
Net loss	-	-	-	-	-	-	(4,136,802)	(4,136,802)
Balance, December 31, 2018	40,103,665	20,783,372	211,167	-	733,388	4,386,450	(25,228,411)	885,966
Shares issued for cash	11,058,835	465,760	-	-	171,310	-	-	637,070
Exercise of options	73,928	39,807	-	-	-	(19,106)	-	20,701
Shares issued for services	125,081	11,167	(11,167)	-	-	-	-	-
Acquisition of HealthTab Inc.	1,111,110	100,000	(100,000)		-	-	-	-
Shares subscribed	-	-	-	10,000	-	-	-	10,000
Share-based compensation	-	-	-	-	-	86,420	-	86,420
Net loss	-	-	-	-	-	-	(2,105,608)	(2,105,608)
Balance, December 31, 2019	52,472,619	21,400,106	100,000	10,000	904,698	4,453,764	(27,334,019)	(465,451)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2019 and 2018

(Expressed in Canadian Dollars)

	2019	2018
	$	$
Operating Activities
Net loss from continuing operations	(1,916,252)	(3,458,141)
Adjustment for the non-cash items:
Amortization	180,469	526,243
Finance cost	5,144	-
Share-based payments	86,420	372,137
Write-down of intangible assets	313,514	946,173
Write-down of equipment	-	45,114
Gain on debt settlement	(3,058)	(5,119)
Services paid in shares	-	55,082

Change in working capital items:
Prepaid expenses	107,123	161,269
Accounts payable and accrued liabilities	364,306	(53,648)
Net cash used in operating activities	(862,334)	(1,410,890)
Net cash provided by operating activities of discontinued operations	175,927	(314,157)
	(686,407)	(1,725,047)
Investing Activities
Intangible assets	-	(50,000)
Acquisition net of cash received	-	(100,000)
Net cash used in investing activities	-	(150,000)
Net cash used in investing activities of discontinued operations	-	(5,000)
	-	(155,000)
Financing Activities
Proceeds from issuance of shares, net	637,070	780,836
Subscriptions received	10,000	-
Proceeds from exercise of options	20,701	28,820
Proceeds from exercise of warrants	-	595,100
Lease payments	(52,007)	-
Net cash provided by financing activities	615,764	1,404,756
Net cash provided by financing activities of discontinued operations	-	-
	615,764	1,404,756

Decrease in Cash	(70,643)	(475,291)
Cash and Cash Equivalents, Beginning of Year	84,442	559,733
Cash and Cash Equivalents, End of Year	13,799	84,442

Cash and Cash Equivalents Consist of:
Cash	13,799	67,494
Guaranteed investment certificates	-	16,948
Cash and cash equivalents	13,799	84,442

Supplemental cash flow information (Note 20)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian Dollars)

1.NATURE OF OPERATIONS AND GOING CONCERN

Avricore Health Inc. (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000. The Company’s common shares trade on the TSX Venture Exchange (the “Exchange”) under the symbol “AVCR” and are quoted on the OTCIQ Market as “NUVPF”. The Company’s registered office is at 700 – 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5.

The Company is involved in the business of health data and point-of-care technologies (“POC”).

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

The continuation of the Company as a going concern is dependent upon its ability to generate revenue from its operations, or raise additional financing to cover ongoing cash requirements. The consolidated financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

	December 31, 2019	December 31, 2018
	$	$
Deficit	(27,334,019)	(25,228,411)
Working capital (deficit)	(465,454)	439,228

In March 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) a global pandemic. Since then, several measures have been implemented in Canada and the rest of the world in response to the increased impact from COVID-19. The Company continues to operate the business forward at this time. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impacts of COVID-19 on the Company’s operations, including the duration and impact on the Company’s future plans, cannot be reasonably estimated at this time. The Company anticipates this could have an adverse impact on its business, results of operations, financial position and cash flows in 2020.

2.BASIS OF PRESENTATION

a)Statement of Compliance

The consolidated financial statements for the year ended December 31, 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

b)Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The significant accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented. The consolidated financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless other indicated.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian Dollars)

2. BASIS OF PRESENTATION (continued)

b)Basis of preparation (continued)

The preparation of consolidated financial statements in accordance with IFRS requires the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3(n). Actual results might differ from these estimates. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised.

c)Basis of consolidation

Consolidated financial statements include the assets, liabilities and results of operations of all entities controlled by the Company. Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the Company’s the consolidated financial statements.  Where control of an entity is obtained during a financial year, its results are included in the consolidated statements of comprehensive loss from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control exists.

These consolidated financial statements include the accounts of the Company and its controlled wholly owned subsidiaries, Vanc Marine Pharmaceuticals Inc. and HealthTab Inc.

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)Revenue recognition

The Company’s revenues are generated from operating leases of the POC system and sale of testing panels. Revenue comprises the fair value of the consideration received or receivable and it is shown net of tax and discounts. The Company also earned revenue from the sale of over-the-counter pharmaceuticals (“OTC”), however, the Company discontinued this segment during the year ended December 31, 2019 (see Note 16).

The Company recognizes revenue to depict the transfer of goods and services to clients in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services by applying the following steps:

•Identify the contract with a client;

•Identify the performance obligations in the contract;

•Determine the transaction price;

•Allocate the transaction price to the performance obligations; and

•Recognize revenue when, or as, the Company satisfies a performance obligation.

Revenue may be earned over time as the performance obligations are satisfied or at a point in time which is when the entity has earned a right to payment, the customer has possession of the asset and the related significant risks and rewards of ownership, and the customer has accepted the asset.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a)Revenue recognition (continued)

The Company's arrangements with clients can include multiple performance obligations. When contracts involve various performance obligations, the Company evaluates whether each performance obligation is distinct and should be accounted for as a separate unit of accounting under IFRS 15, Revenue from Contracts with Customers.

The Company determines the standalone selling price by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include discounting practices, the size and volume of our transactions, our marketing strategy, historical sales and contract prices. The determination of standalone selling prices is made through consultation with and approval by management, taking into consideration our go-to-market strategy. As the Company's go-to-market strategies evolve, the Company may modify its pricing practices in the future, which could result in changes in relative standalone selling prices.

The Company generally receives payment from its clients after invoicing within the normal 28-day commercial terms. If a client is specifically identified as a credit risk, recognition of revenue is stopped except to the extent of fees that have already been collected.

b)Leases

Effective January 1, 2019, the Company adopted IFRS 16 Leases using the modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information as it recognizes the cumulative effect as an adjustment to opening retained earnings and applies the standard prospectively.

A contract is, or contains, a lease if the contract conveys a lessee the right to control the use of lessor’s identified asset for a period of time in exchange for consideration.

Upon the adoption of IFRS 16, the Company adopted the following significant accounting policy effective January 1, 2019:

The Company as a lessee

A lease liability is recognized at the commencement of the lease term at the present value of the lease payments that are not paid at that date. At the commencement date, a corresponding right-of-use asset is recognized at the amount of the lease liability, adjusted for lease incentives received, retirement costs and initial direct costs. Depreciation is recognized on the right-of-use asset over the lease term. Interest expense is recognized on the lease liabilities using the effective interest rate method and payments are applied against the lease liability.

On adoption of IFRS 16, the Company recognized lease liabilities of $68,253 in relation to lease arrangements measured at the present value of the remaining lease payments, adjusted by commitments in relation to arrangements not containing leases, short-term and low-value leases, and discounted using the Company’s incremental borrowing rate as of January 1, 2019. The incremental borrowing rate used to determine the lease liabilities at adoption was 12%. The associated right-of-use assets were measured at the amount equal to the lease liabilities on January 1, 2019, with no impact on deficit. See Note 8 – "Right-of-Use Assets" and Note 12 – "Lease Liabilities" for additional information regarding the Company's leases.

:

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b)Leases (continued)

Key areas where management has made judgments, estimates, and assumptions related to the application of IFRS 16 include:

-The incremental borrowing rates are based on judgments including economic environment, term, currency, and the underlying risk inherent to the asset. The carrying balance of the right-of-use assets, lease liabilities, and the resulting interest expense and depreciation expense, may differ due to changes in the market conditions and lease term.

-Lease terms are based on assumptions regarding extension terms that allow for operational flexibility and future market conditions.

The Company as a lessor

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership of an underlying asset. All other leases are classified as finance leases.

Leases of the Company’s POC systems to customers are classified are operating leases. Lease payments from operating leases are recognized as income on a straight-line basis. All costs, including depreciation, incurred in earning the operating lease income are recognized as an expense. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as an expense over the lease term on the same basis as the lease income. The depreciation for depreciable underlying assets subject to operating leases is in accordance with depreciation policy for the Company’s equipment.

c)Foreign currency

These consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the Company and its subsidiaries.

Foreign currency transactions are translated into the functional currency of the respective entity, using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items at year-end exchange rates are recognized in profit or loss.

Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction and are not retranslated. Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

d)Cash equivalents

Cash equivalents include short-term guaranteed investment certificates readily convertible into a known amount of cash, which is subject to insignificant change in value.

e)Inventory

Inventories consist of raw materials comprising the ingredients used to manufacture OTC pharmaceuticals, as well as the packaging for these products, and finished goods comprising Canadian generic pharmaceuticals. All inventories are recorded at the lower of cost on a weighted average basis and net realizable value. The stated value of all inventories includes purchase, shipping and freight, and quality control testing. A regular review is undertaken to determine the extent of any provision for obsolescence.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f)Equipment

Equipment is stated at historical cost less accumulated amortization and accumulated impairment losses. Amortization is calculated on a declining balance method over their estimated useful lives. The Company’s equipment, which consists of computer, furniture, equipment and computer systems are amortized at 30%, and the straight-line method for leasehold improvements over the term of the lease.

g)Intangible assets

All intangible assets acquired separately by the Company are recorded at cost on the date of acquisition. Intangible assets that have indefinite lives are measured at cost less accumulated impairment losses. Intangible assets that have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Intangible assets comprise of intellectual property, trademarks and web domains and distribution rights, which are amortized on a straight-line basis over 3 years. Amortization rates are reviewed annually to ensure they are aligned with estimates of remaining economic useful lives of the associated intangible assets.

h)Share-based payments

The Company operates an incentive share purchase option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share- based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using the Black-Scholes option pricing model, which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

i)Share capital

Proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Any previously recorded share-based payment included in the reserves account is transferred to share capital on exercise of options. Share capital issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from issuance of units are allocated between common shares and warrants based on the residual method. Under this method, the proceeds are allocated first to share capital based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in share capital, and any related amount recorded in warrants reserve is transferred to share capital.

j)Loss per share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive. Basic and diluted loss per share are the same for the periods presented.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k)Income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the statements of operations. Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

l)Financial Instruments

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

The Company has classified its cash and cash equivalents as FVTPL and accounts receivable, accounts payable and lease liabilities as amortized cost.

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the profit or loss in the period in which they arise.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l)Financial Instruments (continued)

Financial assets at FVTOCI

Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income (loss) as they arise.

Impairment of financial assets at amortized cost

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period. In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss.

The Company provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs)

m)Impairment of equipment and intangible assets

At the end of each reporting period, if there are indicators of impairment, the Company reviews the carrying amounts of its equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. Individual assets are grouped together as a cash generating unit for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are independent from other group assets.

If any such indication of impairment exists, the Company makes an estimate of its recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. Where the carrying amount of a cash generating unit exceeds its recoverable amount, the cash generating unit is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are adjusted for the risks specific to the cash generating unit and are discounted to their present value with a discount rate that reflects the current market indicators.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m)Impairment of equipment and intangible assets (continued)

Where an impairment loss subsequently reverses, the carrying amount of the cash generating unit is increased to the revised estimate of its recoverable amount, to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the cash generating unit in prior years. A reversal of an impairment loss is recognized as income immediately.

n)Significant accounting estimates and judgments

Estimates

Significant estimates used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

Inventory valuation

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. In determining net realizable value, the Company considers such factors as turnover, historical experience, expiry dates and shelf life of the products. A change to these assumptions could impact the Company’s inventory valuation and gross margin. The Company attempts to sell products with short shelf life with significant rebates. Any unsold products with short shelf life and expired products are written-off.

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain equipment.

Intangible assets

The recoverability of the carrying value of the intangible assets is dependent on successful development and commercial stage to the point where revenue is possible. The carrying value of these assets is reviewed by management when events or circumstances indicate that its carrying value may not be recovered. If impairment is determined to exist, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of operations and comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n)Significant accounting estimates and judgments (continued)

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s options and warrants issued. Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized.

Judgements

Significant judgments used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

Revenue recognition

Revenue is recognized when the revenue recognition criteria expressed in the accounting policy stated above for Revenue Recognition have been met. Judgment may be required when allocating revenue or discounts on sales amongst the various elements in a sale involving multiple deliverables.

Deferred tax assets

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. The determination of income tax expense and deferred tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretations of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these estimates may materially affect the final amount of deferred taxes or the timing of tax payments. If a positive forecast of taxable income indicates the probable use of a deferred tax asset, especially when it can be utilized without a time limit, that deferred tax asset is usually recognized in full.

Going concern

The Company’s management has made an assessment of the Company’s ability to continue as a going concern and is satisfied that the Company has the resources to continue in business for the foreseeable future.  The factors considered by management are disclosed in Note 1.

o)Reclassifications

Certain reclassifications have been made to the prior period’s consolidated financial statements to confirm to the current period’s presentation on the consolidated statements of financial position, comprehensive loss and changes in equity.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian Dollars)

4.ACQUISITION OF HEALTHTAB INC.

On December 28, 2017, the Company completed the acquisition of all the common shares of HealthTab Inc. (“HealthTab”). HealthTab’s primary asset is intellectual property and certain trademarks and web domains related to the design of the HealthTab system, being a lab-accurate, point of care testing platform. Under the share purchase agreement, the consideration paid by the Company is as follows:

•Cash payment of $100,000 upon signing of the share purchase agreement (paid);

•Cash payment of $100,000 in six equal monthly instalments after the closing date (paid);

•Issue 880,000 common shares no later than 125 days after the closing date (issued);

•Issue 880,000 common shares no later than 245 days after the closing date (issued);

•Issue 906,667 common shares no later than 365 days after the closing date (issued);

•Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab for the year ended December 2018 by January 31, 2019 (issued); and

•Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab for the year ended December 2019 by January 31, 2020

This acquisition has been accounted for as an acquisition of assets and liabilities as HealthTab did not meet the definition of a business under IFRS 3, Business Combinations.

The shares to be issued have been valued based on the Company’s share price on the acquisition. Due to the uncertainty associated with future revenue derived from HealthTab, the Company has estimated the 2020 share issuances to be $100,000 (see Note 23).

5.ACCOUNTS RECEIVABLE

At December 31, 2019 and 2018, the Company’s accounts receivable consists of the following:

	2019	2018
	$	$
Trade receivables	12,375	193,465
GST receivable	3,099	86,815
	15,474	280,280

6.PREPAID EXPENSES AND DEPOSITS

The balance consists of prepaid expense to vendors of $152,704 (2018 - $252,751), security deposit for office of $8,420 (2018 - $8,420), prepaid business insurance of $5,999 (2018 - $13,075) and security deposits of $12,000 (2018 - $12,000).

7.INVENTORIES

At December 31, 2019 and 2018, the Company’s inventory consists of the following:

	2019	2018
	$	$
Finished goods	-	102,499
	-	102,499

Inventories expensed to cost of sales which are included in discontinued operations during the year ended December 31, 2019 are $33,185 (2018 - $153,509). During the year ended December 31, 2019, the Company recorded a write-down of inventory of $109,941 (2018 - $227,025) in relation to of discontinued operations.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian Dollars)

8.RIGHT-OF-USE ASSET

Office Lease
$
Cost
Balance, December 31, 2018	-
Recognized on adoption of IFRS 16	68,253
Additions	-
Balance, December 31, 2019	68,253

Accumulated Amortization
Balance, December 31, 2018	-
Amortization	68,253
Balance, December 31, 2019	68,253

Carrying value as at December 31, 2019 and 2018	-

Right-of-use asset comprised of the Company’s leased office space. During the year ended December 31, 2019, the Company determined it would terminate the remaining lease, and accordingly amortized 100% of the right-of-use asset to $Nil. Refer to Note 23 for further information.

9.EQUIPMENT

	Office Furniture and Equipment	Computer equipment and Systems	Laboratory Equipment	Leasehold Improvements	Total
	$	$	$	$	$
Cost
Balance, December 31, 2017	7,491	66,870	38,896	24,182	137,439
Additions	5,000	-	-	-	5,000
Write down	(1,637)	(62,972)	-	-	(64,609)
Balance, December 31, 2018	10,854	3,898	38,896	24,182	77,830
Write down	(10,854)	(3,898)	(38,896)	(24,182)	(77,830)
Balance, December 31, 2019	-	-	-	-	-

Accumulated Amortization
Balance, December 31, 2017	1,612	2,130	25,342	18,634	47,718
Amortization	3,264	19,422	4,067	1,849	28,602
Write down	(495)	(19,000)	-	-	(19,495)
Balance, December 31, 2018	4,381	2,552	29,409	20,483	56,825
Amortization	1,942	404	2,845	1,110	6,301
Write down	(6,323)	(2,956)	(32,254)	(21,593)	(63,126)
Balance, December 31, 2019	-	-	-	-	-

Carrying value
As at December 31, 2018	6,473	1,346	9,487	3,699	21,005
As at December 31, 2019	-	-	-	-	-

The write-off of equipment of $14,704 during the year ended December 31, 2019 is included in discontinued operations.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian Dollars)

10.INTANGIBLE ASSETS

	HealthTab	Corozon	Emerald	Total
	$	$	$	$
Cost
Balance, December 31, 2017	1,140,283	-	-	1,140,283
Acquired assets	-	231,818	510,878	742,696
Write down	(1,140,282)	(231,817)	-	(1,372,099)
Balance, December 31, 2018	1	1	510,878	510,880
Write down	-	-	(510,877)	(510,877)
Balance, December 31, 2019	1	1	1	3

Accumulated Amortization
Balance, December 31, 2017	4,166	-	-	4,166
Amortization	380,093	41,667	85,147	506,907
Write down	(384,259)	(41,667)	-	(425,926)
Balance, December 31, 2018	-	-	85,147	85,147
Amortization	-	-	112,216	112,216
Write down	-	-	(197,363)	(197,363)
Balance, December 31, 2019	-	-	-	-

Carrying value
As at December 31, 2018	1	1	425,731	425,733
As at December 31, 2019	1	1	1	3

On April 11, 2018, the Company entered into an asset purchase agreement with Corozon Consulting Corporation for the acquisition of the Corozon Platform. The Corozon Platform consists of two complementary modules: Corozon Academy which offers practical professional education to community pharmacists and Corozon Hardware which is an e-commerce portal that allows pharmacists to order point-of-care diagnostic devices and supplies. In consideration, the Company paid twelve monthly instalments totaling $50,000 and issued 909,090 common shares valued at $181,818.

On April 15, 2018, the Company entered into a supply and distribution agreement with Emerald Health Therapeutics, Inc. (“Emerald”) to sell and distribute certain proprietary endocannabinoid-supporting products in Canada to licensed pharmacies. In consideration, the Company issued 3,030,303 warrants to Emerald valued at $510,878 to acquire 3,030,303 common shares of the Company at a price of $0.33 per share until April 15, 2020.

During the year ended December 31, 2018, the Company performed an assessment and determined that the carrying value of the intangible assets exceeded the recoverable amount and accordingly recognized impairment of the intangible assets related to HealthTab acquisition and Corozon Platform acquisition in the amount of $964,173.

During the year ended December 31, 2019 the Company performed an assessment and determined that the carrying value of the intangible asset exceeded the recoverable amount and accordingly recognized impairment of the intangible asset related to Emerald acquisition in the amount of $313,514. The impairment can be reversed in future periods when there is a change in circumstances and the estimates used to determine the asset's recoverable amount.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian Dollars)

11.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at December 31, 2019 and 2018, the Company’s accounts payable and accrued costs consist of the following:

	2019	2018
	$	$
Trade accounts payable	625,460	226,575
Accrued liabilities	27,000	87,664
	652,460	314,239

12.LEASE LIABILITIES

$
Balance, December 31, 2018	-
Recognized on adoption of IFRS 16	68,253
Finance cost	5,144
Lease payments	(52,007)
Balance, December 31, 2019	21,390
Current portion of lease liabilities	21,390
Non-current portion of lease liabilities	-

13.SHAREHOLDERS’ EQUITY

Authorized share capital

Authorized: Unlimited number of common shares without par value.

Issued share capital

During the year ended December 31, 2019:

The Company issued 1,111,110 common shares valued at $100,000 related to the acquisition of HealthTab (see Note 4).

The Company issued 73,928 common shares pursuant to the exercise of 73,928 stock options for gross proceeds of $20,701. $19,108 was reclassified from reserves to share capital on exercise of the options.

The Company issued 125,081 common shares to a vendor valued at $11,167 in consideration for services rendered pursuant to the terms of a service agreement entered into on April 10, 2018.

The Company closed a private placement 4,206,435 common shares at a price of $0.07 per share for gross proceeds of $294,450.

The Company closed a private placement and issued 6,852,400 units at a price of $0.05 per unit for gross proceeds of $342,620. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.15 per share until August 13, 2021. The fair value of common shares was $171,310 based on share price and, the residual value of $171,310 was allocated to the warrants.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian Dollars)

13.SHAREHOLDERS’ EQUITY (continued)

During the year ended December 31, 2018:

The Company issued 2,666,667 common shares valued at $773,733 related to the acquisition of HealthTab (see Note 4).

The Company issued 909,090 common shares valued at $181,818 related to the acquisition of the Corozon Platform.

The Company issued 233,450 common shares to a vendor valued at $43,915 in consideration for services rendered pursuant to the terms of a service agreement entered into on April 10, 2018.

The Company closed a private placement and issued 5,327,335 units at a price of $0.15 per unit for gross proceeds of $799,100. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.33 per share until July 27, 2020. The Company paid finder’s fees of $18,264 in cash and issued 88,800 finder’s warrants valued at $9,332. The finder’s warrants are exercisable to purchase one common share of the Company at $0.33 per share until July 31, 2020.

The Company issued 131,000 common shares pursuant to the exercise of 131,000 stock options for gross proceeds of $28,820. $40,180 was reclassified from reserves to share capital on exercise of options.

The Company issued 2,975,500 common shares pursuant to the exercise of 2,975,500 warrants for gross proceeds of $595,100. $8,210 was reclassified from reserves to share capital on exercise of warrants.

The Company granted 3,030,330 warrants valued at $510,877 to Emerald Health Therapeutics Inc. as consideration for a supply and distribution agreement.

Stock options

The Company has adopted an incentive share purchase option plan under the rules of the Exchange pursuant to which it is authorized to grant options to executive officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of ten years and generally vest either immediately or in specified increments of up to 25% in any three-month period.

The changes in share options including those granted to directors, officers, employees and consultants during the years ended December 31, 2019 and 2018 are summarized as follows:

	Year ended December 31, 2019		Year ended December 31, 2018
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning Balance	2,539,000	$0.23	2,420,000	$0.24
Options granted	3,095,000	$0.06	665,000	$0.23
Expired/Cancelled	(319,000)	$0.22	(415,000)	$0.24
Exercised	(73,928)	$0.28	(131,000)	$0.23
Ending Balance	5,241,072	$0.13	2,539,000	$0.23
Exercisable	5,241,072	$0.13	2,536,500	$0.23

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian Dollars)

13.SHAREHOLDERS’ EQUITY (continued)

Stock options (continued)

The following table summarizes information about share options outstanding and exercisable as at December 31, 2019:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable
$0.15	July 20, 2022	150,000	150,000
$0.15	September 27, 2022	150,000	150,000
$0.15	November 20, 2022	150,000	150,000
$0.28	December 8, 2022	1,181,072	1,181,072
$0.24	March 27, 2023	200,000	200,000
$0.21	April 11, 2023	175,000	175,000
$0.125	September 12, 2023	140,000	140,000
$0.075	January 24, 2024	280,000	280,000
$0.08	February 28, 2024	140,000	140,000
$0.06	April 1, 2024	615,000	615,000
$0.05	October 1, 2024	2,060,000	2,060,000
		5,241,072	5,241,072

The weighted average remaining life of the stock options outstanding at December 31, 2019 is 3.94 years.

Share-based compensation

Share-based compensation of $86,420 was recognized during the year ended December 31, 2019 (2018 - $372,137) for stock options granted and vested during the current period. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest over one year, however, the Board may change such provisions at its discretion or as required on a grant-by-grant basis.

Share-based payments for options granted was measured using the Black-Scholes option pricing model with the following assumptions:

	2019	2018
Expected life	5.0 years	5.0 years
Volatility	110% - 143%	142% - 157%
Dividend yield	0%	0%
Risk-free interest rate	1.58% - 1.86%	2.03% - 2.24%

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. The summary of changes in warrants is presented below.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian Dollars)

13.SHAREHOLDERS’ EQUITY (continued)

Warrants (continued)

	Year ended December 31, 2019		Year ended December 31, 2018
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning Balance	13,852,264	$0.28	8,381,326	$0.20
Warrants issued	6,852,400	$0.15	8,446,438	$0.33
Exercised	-	-	(2,975,500)	$0.20
Outstanding	20,704,664	$0.24	13,852,264	$0.28

The following table summarizes information about warrants outstanding and exercisable as at December 31, 2019:

Exercise Price	Expiry date	Warrants Outstanding
$0.20	June 26, 2022	1,791,159
$0.20	August 3, 2022	742,667
$0.20	November 27, 2022	2,872,000
$0.15	August 13, 2021	6,852,400
$0.33	April 15, 2020	3,030,303
$0.33	July 31, 2020	5,416,135
		20,704,664

The weighted average remaining life of the warrants outstanding at December 31, 2019 is 1.44 years.

The fair value of the finders’ warrants was calculated using the Black-Scholes Option Pricing Model using the following assumptions:

	2019	2018
Expected life	-	2.0 years
Volatility	-	154% - 169%
Dividend yield	-	0%
Risk-free interest rate	-	2.05% - 2.10%

14.MARKETING AND COMMUNICATION EXPENSES

	Year ended December 31,
	2019	2018
	$	$
Marketing	44,693	164,420
Shareholder communications	202,550	119,167
	247,243	283,587

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian Dollars)

15.GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2019	2018
	$	$
Bank service charges	5,916	3,969
Filing and registration fees	72,076	94,029
Foreign exchange	150	692
Insurance	33,557	18,147
Office maintenance	49,713	86,700
Payroll	-	68,417
Rent	15	50,336
Investor relations	1,990	9,974
Travel	35,420	45,426
	198,837	377,690

16.DISCONTINUED OPERATIONS

During the year ended December 31, 2019, the Company discontinued operations of its OTC pharmaceuticals products business division business segment. During the year ended December 31, 2019 and 2018, the loss attributable to the discontinued operations are as follows:

Year ended December 31,
	2019	2018
	$	$
Sales	129,776	812,666
Marketing, promotional activities	(27,842)	(317,929)
Net Revenue	101,934	494,737

Cost of Sales	33,481	172,136
Gross profit (loss)	68,453	322,601

Expenses
Amortization	6,301	9,266
Product registration and development	5,458	251,508
General and administrative	-	40,967
Selling and marketing	121,405	472,496
	133,164	774,237
Other income (expense)
Write-down of inventories	(109,941)	(227,025)
Write-down of equipment	(14,704)	-

Net loss from discontinued operations	(189,356)	(678,661)

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian Dollars)

16.DISCONTINUED OPERATIONS (continued)

The net cash flows attributable to the discontinued operations are as follows:

Year ended December 31,
	2019	2018
	$	$
Operating Activities
Net loss from discontinued operations	(189,356)	(678,661)
Adjustment for the non-cash items:
Amortization	6,301	9,266
Write-down of inventories	109,941	227,025
Write-down of equipment	14,704	-

Change in working capital items:
Accounts receivable	264,806	170,157
Prepaid expenses and deposits	-	5,438
Inventories	(7,442)	(118,299)
Accounts payable and accrued liabilities	(23,027)	70,917
	175,927	(314,157)

Investing Activities
Purchase of equipment	-	(5,000)

Increase (Decrease) in Cash	175,927	(319,157)

17.RELATED PARTY TRANSACTIONS

For the year ended December 31, 2019 and 2018, the Company recorded the following transactions with related parties:

a)$45,000 in consulting fees and $31,250 in management fees to the Chief Executive Officer of the Company (2018 - $nil).

b)$143,750 in management fees to the President and former Chief Executive Officer of the Company (2018 - $150,000).

c)$75,000 in professional fees to a company controlled by the Chief Financial Officer of the Company (2018 - $nil)

d)$47,270 in consulting fees to a Company of which a former Chief Financial Officer and former Corporate Secretary of the Company are employees (2018 - $nil).

e)$14,000 in professional fees to a Company controlled by a former Chief Financial Officer (2018 - $nil).

f)$nil in professional fees to a Company controlled by a former Chief Financial Officer (2018 - $37,440).

g)$126,667 in consulting fees to an officer of the Company’s subsidiary, HealthTab Inc. (2018 - $Nil).

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian Dollars)

17.RELATED PARTY TRANSACTIONS (continued)

Related party transactions not otherwise described in the consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, consist of the following:

	Year ended December 31,
	2019	2018
	$	$
Professional fees	89,000	37,440
Management fees	175,000	150,000
Consulting fees	218,936	-
Share-based compensation	41,383	289,008
	524,319	476,448

As at December 31, 2019 and 2018, the following amounts due to related parties were included in accounts payable and accrued liabilities.

Due to	2019	2018
	$	$
President and former Chief Executive Officer	134,339	-
Chief Executive Officer	59,304	-
Company controlled by the CFO	5,513	-
Officer of HealthTab Inc.	122,500
Total	321,656	-

18.CAPITAL DISCLOSURES

The Company includes shareholders’ equity in the definition of capital. The Company’s objective when managing capital is to maintain sufficient cash resources to support its day-to-day operations. The availability of capital is solely through the issuance of the Company’s common shares. The Company will not issue additional equity until such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

The Company is not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year ended December 31, 2019.

19.SEGMENTED INFORMATION

At December 31, 2019, the Company has only one segment, being the HealthTab - Point of Care Business in Canada.

During the year ended December 31, 2019, the Company discontinued its over-the-counter (OTC) pharmaceutical products business (see Note 16).

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian Dollars)

20.SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended December 31, 2019 the Company:

Issued in total 1,111,110 common shares valued at $100,000 related to the acquisition of HealthTab (see Notes 4 and 13).

Issued 125,081 shares to a vendor valued at $11,167.

21.INCOME TAXES

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2019 and 2018:

	2019	2018
	$	$
Loss for the year	(2,105,608)	(4,136,802)

Expected income tax recovery (27%)	(569,000)	(1,117,000)
Change in statutory, foreign tax, foreign exchange rates and other	25,000	(133,000)
Permanent differences and other	24,000	103,000
Share issue cost	(5,000)	(5,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	572,000	(9,000)
Change in unrecognized deductible temporary differences	(47,000)	1,161,000
Total income tax expense (recovery)	-	-

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	2019	2018
	$	$
Deferred tax assets (liabilities)
Share issue costs	4,000	22,000
Property and equipment	164,000	159,000
Intangible asset	157,000	180,000
Non-capital losses	5,016,000	5,027,000
Total	5,341,000	5,388,000
Unrecognized deferred tax assets	(5,341,000)	(5,388,000)
Total income tax expense (recovery)	-	-

The Company has approximately $18,580,000 in non-capital losses for Canadian tax purposes which begin expiring in 2026.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian Dollars)

22.FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash, accounts receivable, accounts payable, and lease liabilities. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout the consolidated financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

a)Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable, but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

Approximately 45% of trade receivables are due from one customer at December 31, 2019 (2018 – 51% from one customer).

Pursuant to their collective terms, accounts receivable from customers were aged as follows:

	December 31, 2019	December 31, 2018
	$	$
Not past due	-	223,249
Under 30 days past due	-	25,165
31 – 90 days past due	3,099	1,945
Over 90 days past due	12,375	29,921
	15,474	280,280

b)Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. Due to the ongoing COVID-19 pandemic, liquidity risk has been assessed as high.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian Dollars)

22.FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

b)Liquidity risk (continued)

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions, however, there can be no guarantees that sufficient funds will be raised.

As at December 31, 2019, the Company’s liabilities were comprised of accounts payable and accrued liabilities and lease liabilities of $673,850 (2018 - $314,239).

c)Market risk

Market risk for the Company consists of currency risk and interest rate risk. The objective of market risk management is to manage and control market risk exposure within acceptable limits, while maximizing returns.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders.

The Company is not exposed to significant interest rate risk.

d)Fair value of financials instruments

The fair values of financial assets and financial liabilities are determined as follows:

Cash and cash equivalents are measured at fair value. For accounts receivable and accounts payable, carrying amounts approximate fair value due to their short-term maturity;

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in Canadian Dollars)

22.FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

d)Fair value of financials instruments (continued)

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arm’s length transactions.

Cash and cash equivalents are valued using quoted market prices or from amounts resulting from direct arm’s length transactions. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term. Derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads. The Company’s lease liabilities are at this level.

Level 3: Inputs for the asset or liability are not based on observable market data. Currently, the Company has no financial instruments at this level.

23.SUBSEQUENT EVENTS

Subsequent to the year ended year December 31, 2019:

a) The Company entered into a loan agreement with a third party for a secured loan in the amount of $1,000,000. The Loan is for a term of one year from the date of receipt of the funds, bears interest at a rate of 10% per annum and is secured with all of the present and after-acquired property of the Company. The loan is subject to an interest reserve of $100,000 held back from the loan advance. The Company has the right to repay all or any portion of the loan at any time without penalty. The Company has paid a loan application fee in the amount of $30,000 and issued 3,480,000 bonus shares to the lender representing 20% of the aggregate sum of the loan.

b) The Company issued 2,000,000 common shares related to acquisition of HealthTab Inc.

c) 3,030,303 warrants exercisable at $0.33 each expired unexercised.

d)The Company terminated its lease agreement for its office premise. Pursuant to the cancelation, the Company forfeited its deposit of $8,420 and agreed to pay the outstanding rent for the months of January to March, 2020.